# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Diginex Ltd, CIK 0002010499
CUSIP: G28687112
Title of class of securities: Ordinary Shares, par value US$0.0004
Address of issuer's principal executive offices: 25 Wilton Road, Victoria, London, Greater London, SW1V 1LW, United Kingdom (X0), 0000000
Date of event which requires filing of this statement: 09/22/2026
Amends the filing with accession number 0001493152-26-039755
Filed by CIK 0002050408
Persons authorized to receive notices and communications: James A. Prestiano, c/o Loeb & Loeb, 345 Park Avenue, New York, New York (NY), 10154, 212-407-4000

## Reporting persons
- Rhino Ventures Limited (CIK 0002050648): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 32,355,003; shared voting power 0; sole dispositive power 32,355,003; shared dispositive power 0; aggregate amount beneficially owned 32,355,003 (39.2% of the class)
  Comment: * Percentage for Rhino Ventures Limited is based on 82,560,892 ordinary shares outstanding as of September 24, 2026, including the 32,355,003 ordinary shares underlying the warrants held by Rhino Ventures Limited, which are exercisable within the next 60 days.
- Miles Pelham (CIK 0002050408): type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); source of funds: personal funds (PF); sole voting power 32,355,003; shared voting power 0; sole dispositive power 32,355,003; shared dispositive power 0; aggregate amount beneficially owned 32,355,003 (39.2% of the class)
  Comment: ** Percentage for Miles Pelham is based on 82,560,892 ordinary shares outstanding as of September 24, 2026, including the 32,355,003 ordinary shares underlying the warrants held by Rhino Ventures Limited, which are exercisable within the next 60 days.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value US$0.0004
Name of issuer: Diginex Ltd
Address of issuer's principal executive offices: 25 Wilton Road, Victoria, London, Greater London, SW1V 1LW, United Kingdom (X0), 0000000
Comment: This Amendment No. 7 relates to the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on behalf of Rhino Ventures Limited, a Cayman Islands company ("Rhino Cayman") and Miles Pelham ("Mr. Pelham"). Rhino Cayman is wholly owned and managed by Mr. Pelham and Mr. Pelham has voting and dispositive control over the securities held by Rhino Cayman, relating to the ordinary shares, $0.0004 par value per share (the "Ordinary Shares") of Diginex Limited, a Cayman Islands exempted company ("Diginex" or the "Issuer"), filed with the Commission on January 30, 2025, as amended on March 27, 2025, as amended on April 10, 2025, as amended on August 29, 2025, as amended on October 27, 2025, as amended on March 20, 2026, and as amended on August 21, 2026 (the "Schedule 13D"). The information set forth in the Schedule 13D is amended by this Amendment No. 7 (the "Amendment No. 7") only as specifically stated. Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to them in the Schedule 13D. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. As of September 24, 2026, the Issuer had 50,205,889 Ordinary Shares issued and outstanding.

## Item 2. Identity and Background
Name of person filing: This Amendment No. 7 is filed by Rhino Cayman, a Cayman Islands company and Mr. Pelham. Rhino Cayman is wholly-owned and managed by Mr. Pelham, who has voting and dispositive control over the Ordinary Shares held by Rhino Cayman. Mr. Pelham is a British citizen. Rhino Cayman and Mr. Pelham and referred to herein collectively as the "Reporting Persons."
Residence or business address: The principal business and principal office address for Rhino Cayman is 90 Fort Street, Suite 303, Grand Cayman, Cayman Islands. The principal business and principal office address for Mr. Pelham is 90 Fort Street, Suite 303, Grand Cayman, Cayman Islands.
Present principal occupation or employment: Rhino Cayman's principal business is making investments. Mr. Pelham is the sole shareholder and a director of Rhino Cayman and Mr. Pelham is the Chairman of the Board of Directors and a shareholder of the Issuer.
Criminal convictions in the last five years: During the past five years, neither (1) Rhino Cayman nor any of its officers or directors, nor (2) Mr. Pelham, have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, neither (1) Rhino Cayman nor any of its officers or directors, nor (2) Mr. Pelham, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Rhino Cayman is a Cayman Islands exempted company. Mr. Pelham is a British citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: No Reporting Person has purchased Ordinary Shares in the past sixty (60) days.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons acquired and hold the securities of the Issuer for investment purposes. Other than as discussed herein, the Reporting Persons do not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or (j) any similar action to those enumerated above. The Reporting Persons may acquire additional securities of the Issuer, or retain, or sell all or a portion of the securities then held in open market or in privately negotiated transactions. Mr. Pelham is the Chairman of the Issuer, and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to the matters described in this Item 4. On August 14, 2026, the Issuer entered into an Amended and Restated Sale and Purchase Agreement (the "A&R SPA") with the Sellers (as defined in the A&R SPA), who own 100% of the equity interests in Resulticks Global Companies Pte. Limited and its subsidiaries ("Resulticks"). Pursuant to the A&R SPA, the Issuer agreed to acquire all of the issued and outstanding share capital of Resulticks, held by the Sellers, in exchange for US$1.05 billion, payable entirely in equity through the issuance of 600,000,000 newly issued Ordinary Shares to the Sellers pro rata to their respective ownership of Resulticks based upon the agreed to share price of US$1.75 per share (the "Transaction"). It is expected that the Transaction will close on or before October 30, 2026. However, the closing of the Transaction is subject to various conditions and there can be no assurance that the Transaction will close. In connection with the Transaction, and pursuant to the A&R SPA and the Amended and Restated Deed of Undertaking, dated August 14, 2026, by and between Mr. Pelham, Rhino Cayman, Radhika Sundaram and Rambacthavachalam Dhakshina Moorthy (the "Deed of Undertaking"), the parties have agreed that Mr. Pelham and Rhino Cayman shall terminate and cancel the 51% Warrant, the Outstanding IPO Warrants, as defined below, and all restricted stock units ("RSUs") and performance stock units ("PSUs"), including the 1,771 RSUs and 1,771 PSUs issued to Mr. Pelham pursuant to the Issuer's Incentive Plan. The "51% Warrant" is the 4,170,520 warrants to purchase 51% of the outstanding Ordinary Shares at time of exercise at a price of US$6.13 per warrant, which was granted by the Issuer to Rhino Cayman on July 15, 2024 and expires on May 27, 2029. The "Outstanding IPO Warrants" are the following warrants granted by the Issuer to Rhino Cayman: (i) IPO Warrant No. 1 - warrants to purchase 2,250,000 Ordinary Shares granted on January 23, 2025, at a subscription price of US$8.24 per Ordinary Share, which expire on April 23, 2028, (ii) IPO Warrant No. 2 - warrants to purchase 2,250,000 Ordinary Shares granted on January 23, 2025 at a subscription price of US$10.24 per Ordinary Share, which expire on July 23, 2028, and (iii) IPO Warrant No. 3 - warrants to purchase 2,250,000 Ordinary Shares granted on January 23, 2025 at a subscription price of US$12.32 per Ordinary Share, which expire on January 23, 2029. In exchange for Rhino Cayman's termination and cancellation of the 51% Warrant, Outstanding IPO Warrants, RSUs and PSUs, pursuant to the A&R SPA and the Deed of Undertaking, Rhino Cayman will be allotted and issued 40 million Ordinary Shares at the closing of the Transaction (the "Rhino Shares"). The Rhino Shares are subject to forfeiture in accordance with the terms of the A&R SPA and the Deed of Undertaking.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Rhino Cayman beneficially owns 32,355,003 Ordinary Shares underlying warrants which are exercisable within the next sixty (60) days, which amounts to 32,355,003 Ordinary Shares or 39.2% of the total outstanding Ordinary Shares. Rhino Cayman owns the following warrants: (i) the 51% Warrant, which if fully exercised, will result in the issuance of shares equal to 51% of the Issuer's outstanding Ordinary Shares at the time the warrants are exercised and such amount will be prorated in the event of partial exercise of the warrants (for the purpose of this Amendment No. 7 we have assumed these warrants are exercisable for 25,605,003 Ordinary Shares which is 51% of the 50,205,899 Ordinary Shares the Issuer had issued outstanding as of September 24, 2026), and (ii) the Outstanding IPO Warrants which consist of the following warrants granted by the Issuer to Rhino Cayman: (a) IPO Warrant No. 1 - warrants to purchase 2,250,000 Ordinary Shares granted on January 23, 2025, at a subscription price of US$8.24 per Ordinary Share, which expire on April 23, 2028, (b) IPO Warrant No. 2 - warrants to purchase 2,250,000 Ordinary Shares granted on January 23, 2025 at a subscription price of US$10.24 per Ordinary Share, which expire on July 23, 2028, and (c) IPO Warrant No. 3 - warrants to purchase 2,250,000 Ordinary Shares granted on January 23, 2025 at a subscription price of US$12.32 per Ordinary Share, which expire on January 23, 2029. Mr. Pelham beneficially owns 32,355,003 Ordinary Shares directly held by Rhino Cayman, or 39.2% of the total outstanding Ordinary Shares. Mr. Pelham individually and through his position as director of Rhino Cayman, may be deemed to hold the power to vote or direct the vote and dispose of or direct the disposition of the Ordinary Shares beneficially held by the Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose: Rhino Cayman beneficially owns 32,355,003 Ordinary Shares underlying warrants which are exercisable within the next sixty (60) days, which amounts to 32,355,003 Ordinary Shares or 39.2% of the total outstanding Ordinary Shares. Rhino Cayman owns the following warrants: (i) the 51% Warrant, which if fully exercised, will result in the issuance of shares equal to 51% of the Issuer's outstanding Ordinary Shares at the time the warrants are exercised and such amount will be prorated in the event of partial exercise of the warrants (for the purpose of this Amendment No. 7 we have assumed these warrants are exercisable for 25,605,003 Ordinary Shares which is 51% of the 50,205,899 Ordinary Shares the Issuer had issued outstanding as of September 24, 2026), and (ii) the Outstanding IPO Warrants which consist of the following warrants granted by the Issuer to Rhino Cayman: (a) IPO Warrant No. 1 - warrants to purchase 2,250,000 Ordinary Shares granted on January 23, 2025, at a subscription price of US$8.24 per Ordinary Share, which expire on April 23, 2028, (b) IPO Warrant No. 2 - warrants to purchase 2,250,000 Ordinary Shares granted on January 23, 2025 at a subscription price of US$10.24 per Ordinary Share, which expire on July 23, 2028, and (c) IPO Warrant No. 3 - warrants to purchase 2,250,000 Ordinary Shares granted on January 23, 2025 at a subscription price of US$12.32 per Ordinary Share, which expire on January 23, 2029. Mr. Pelham beneficially owns 32,355,003 Ordinary Shares directly held by Rhino Cayman, or 39.2% of the total outstanding Ordinary Shares. Mr. Pelham individually and through his position as director of Rhino Cayman, may be deemed to hold the power to vote or direct the vote and dispose of or direct the disposition of the Ordinary Shares beneficially held by the Reporting Persons.
Transactions in the class effected during the past sixty days: On September 14, 2026, Rhino Cayman sold 398,659 Ordinary Shares in open market transactions for aggregate consideration of US$582,042 or US$1.46 per share. On September 16, 2026, Rhino Cayman sold 38,750 Ordinary Shares in open market transactions for aggregate consideration of US$56,575 or US$1.46 per share. On September 22, 2026, Rhino Cayman sold 294,298 Ordinary Shares in open market transactions for aggregate consideration of US$420,846 or US$1.43 per share. On September 22, 2026, Mr. Pelham sold 303,400 Ordinary Shares in open market transactions for aggregate consideration of US$433,902 or US$1.43 per share.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: On November 7, 2025, the Issuer granted Mr. Pelham RSUs to acquire 1,771 Ordinary Shares. The RSUs vest 1/3 on March 31, 2026, 1/3 on March 31, 2027, and 1/3 on March 31, 2028, provided certain conditions are satisfied. On November 7, 2025, the Issuer issued Mr. Pelham PSUs to acquire 1,771 Ordinary Shares. The PSUs all vest on March 31, 2028, provided certain conditions are satisfied. On August 14, 2026, the Issuer entered into the A&R SPA with the Sellers, who own 100% of the equity interests in Resulticks. Pursuant to the A&R SPA, the Issuer agreed to acquire all of the issued and outstanding share capital of Resulticks, held by the Sellers, in exchange for US$1.05 billion, payable entirely in equity through the issuance of 600,000,000 newly issued Ordinary Shares to the Sellers pro rata to their respective ownership of Resulticks based upon the agreed to share price of US$1.75 per share. It is expected that the Transaction will close on or before October 30, 2026. However, the closing of the Transaction is subject to various conditions and there can be no assurance that the Transaction will close. In connection with the Transaction, and pursuant to the A&R SPA and the Deed of Undertaking, the parties have agreed that Mr. Pelham and Rhino Cayman shall terminate and cancel the 51% Warrant, the Outstanding IPO Warrants, and all RSUs and PSUs, including the 1,771 RSUs and 1,771 PSUs issued to Mr. Pelham pursuant to the Issuer's Incentive Plan. The "51% Warrant" is the 4,170,520 warrants to purchase 51% of the outstanding Ordinary Shares at time of exercise at a price of US$6.13 per warrant, which was granted by the Issuer to Rhino Cayman on July 15, 2024 and expires on May 27, 2029. The "Outstanding IPO Warrants" are the following warrants granted by the Issuer to Rhino Cayman: (i) IPO Warrant No. 1 - warrants to purchase 2,250,000 Ordinary Shares granted on January 23, 2025, at a subscription price of US$8.24 per Ordinary Share, which expire on April 23, 2028, (ii) IPO Warrant No. 2 - warrants to purchase 2,250,000 Ordinary Shares granted on January 23, 2025 at a subscription price of US$10.24 per Ordinary Share, which expire on July 23, 2028, and (iii) IPO Warrant No. 3 - warrants to purchase 2,250,000 Ordinary Shares granted on January 23, 2025 at a subscription price of US$12.32 per Ordinary Share, which expire on January 23, 2029. In exchange for Rhino Cayman's termination and cancellation of the 51% Warrant, Outstanding IPO Warrants, RSUs and PSUs, pursuant to the A&R SPA and the Deed of Undertaking, Rhino Cayman will be allotted and issued 40 million Ordinary Shares at the closing of the Transaction (the "Rhino Shares"). The Rhino Shares are subject to forfeiture in accordance with the terms of the A&R SPA and the Deed of Undertaking. Mr. Pelham is a director and the sole equityholder of Rhino Cayman, which is an investment holding company and Mr. Pelham is the Chairman and a shareholder of Diginex Limited. A Joint Filing Agreement is attached hereto as Exhibit 99.1.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit No. 99.1 - Joint Filing Agreement by and among the Reporting Persons.

## Signatures
- Rhino Ventures Limited: /s/ Miles Pelham, Miles Pelham/Director (10/05/2026)
- Miles Pelham: /s/ Miles Pelham, Miles Pelham/Director (10/05/2026)